January 31, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Mr. Brian Cascio

Accounting Branch Chief

RE:	Advanced Medical Optics, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-31257

Dear Mr. Cascio:

At the request of Advanced Medical Optics, Inc. (“AMO”), I am submitting the following responses to the comments in your letter (the “Comment Letter”) dated November 30, 2007 to Richard A. Meier, President and Chief Operating Officer of AMO. Courtesy copies of this response are included for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments from the Comment Letter below and the numbered items below correspond to the number of the corresponding comment set forth in the Comment Letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements

Note 4. Product Rationalization and Business Repositioning, page 61

Comment:

1.

We see that the board of directors approved a “product rationalization and repositioning plan” in October 2005 and that you recognized significant charges during fiscal year 2005 and 2006 related to this plan. Please tell us how you considered whether this plan is an exit activity that should be accounted for under

Mr. Brian Cascio

January 31, 2008

SFAS 146. If it is not an exit activity under SFAS 146, please tell us why it is appropriate to present these costs separately in the statement of operations rather than within their respective financial statement line items. We see that the charges are for such items as organizational changes, brand repositioning, productivity initiatives, and sales and marketing, which appear to be on-going business expenses. To the extent that the plan is an exit activity under SFAS 146, please revise future filings to specifically describe the nature and charges for each separate exit activity each period. Please clearly indicate how the charges relate to each exit activity.

Management’s response:

In determining whether or not the plan approved by the board of directors in October 2005 was an exit activity, we considered the following definition in Footnote 1 of SFAS 146:

“For purposes of this Statement, an exit activity includes but is not limited to a restructuring as that term is defined in IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Paragraph 10 of IAS 37 defines a restructuring as “a programme that is planned and controlled by management, and materially changes either: (a) the scope of a business undertaken by an enterprise; or (b) the manner in which that business is conducted.” A restructuring covered by IAS 37 (paragraph 70) includes the sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations.”

Based on the above definition in SFAS 146, we considered the plan to be an exit activity which we referred to as product rationalization and business repositioning. Product rationalization covered the discontinuation of non-strategic cataract surgical and eye care products and the elimination or redeployment of resources that supported these product lines. This impacted the scope of our business by eliminating future sales from discontinued products. Business repositioning covered changes in our business strategy and business unit organization. A key driver of the change was our acquisition of VISX in May 2005 which added laser vision correction to our product portfolio. This action, along with other considerations, resulted in many changes, including the movement from a regional organizational structure to a global business unit structure focused by major product categories, strategic and tactical alignment of our business units around common customers and distribution channels and how we market and sell our products to these customers. These changes necessitated organizational shifts as well as workforce reductions in manufacturing, research

Mr. Brian Cascio

January 31, 2008

and development and other corporate functions. Given all the above, a primary consideration in viewing this as an exit activity was that the breadth and depth of these changes created a “fundamental reorganization that affected the nature and focus of operations”.

We incurred charges for such items as organizational changes, brand repositioning, productivity initiatives and sales and marketing. Charges incurred for organizational changes resulted from the reorganization of our management structure from a regional structure to a business unit structure. In connection with the change in management structure, we incurred costs to redefine our strategic planning process, financial reporting processes, realignment and redeployment of customer support and administrative functions and related changes to the underlying infrastructure. Charges incurred for brand repositioning resulted from the reorganization to a business unit structure. We incurred costs to implement a new strategy to link our various product offerings to common customers and distribution channels among our three business units which impacted the manner in which our business is conducted. Charges incurred for productivity initiatives and sales and marketing resulted from our identification of opportunities to make improvements in manufacturing, customer service, information technology, administrative functions and customer and distributor education to support the reorganization to a business unit structure.

We will revise the disclosures in Note 4 to the consolidated financial statements in future filings to describe the nature and amount of the charges associated with the above exit activity each period and to clearly indicate how these charges relate to the above exit activity.

Note 5. Composition of Certain Financial Statement Captions, page 63

Goodwill, page 63

Comment:

2.	We reference the disclosure that the company’s change in reportable segments resulted in a change in the allocation of goodwill to reportable segments, effective January 1, 2006. Please tell us and revise future filings to disclose how you reassigned assets and liabilities to the reporting units. Refer to paragraph 36 of SFAS 142.

Management’s response:

Goodwill and acquired intangible assets are specifically identified to each reporting unit. Since each manufacturing plant is dedicated to a specific product category that corresponds to our operating segments, assets and liabilities related

Mr. Brian Cascio

January 31, 2008

to manufacturing operations, including inventory, are specifically identified to each reporting unit. Assets and liabilities associated with our sales and distribution activities, such as trade accounts receivable, prepaid expenses, property, plant and equipment, vendor accounts payable and accrued liabilities, are not specifically identified since these amounts benefit multiple reporting units. Management uses revenue as a key measure in evaluating the performance of each segment and the determination of resources to be dedicated to each segment. Paragraph 36 of SFAS 142 provides that when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 32 and 33 shall be used to reassign assets and liabilities to the reporting units affected. Assets and liabilities associated with our sales and distribution activities support multiple reporting units. Therefore, we believe that revenue generated by each reporting unit within a segment provides a reasonable measure to use as a basis to apply a consistent allocation methodology as specified in paragraph 33 of SFAS 142. Accordingly, assets and liabilities associated with our sales and distribution activities have been reassigned to the reporting units based on revenues generated by each reporting unit. We will revise future filings to disclose how we have reassigned assets and liabilities to the reporting units.

Note 13. Commitments and Contingencies, page 81

Comment:

3.	In your response and in future filings, please disclose the nature and amount of any accrual related to the recall of eye care product lots in November 2006 and May 2007. Please clarify your estimated exposure with these recalls.

Management’s response:

In fiscal year 2006 the recall of eye care product lots announced in November resulted in a provision for sales returns of $9.5 million and charges totaling $15.4 million which comprised $9.5 million in cost of goods sold for impairment of inventory, distribution and disposal costs and $5.9 million in selling, general and administrative costs associated with public relations, communication, investigation, processing and handling of distributor and end-customer reimbursements. As of December 31, 2006, we had approximately $4.5 million in accrued liabilities and $6.7 million in accrued sales returns associated with the 2006 recall.

Through the first nine months of fiscal 2007, we recorded a provision for sales returns of $0.2 million and charges totaling $4.5 million which comprised $2.1 million in costs of goods sold for impairment of inventory, distribution and disposal costs, $2.1 million in selling, general and administrative costs associated

Mr. Brian Cascio

January 31, 2008

with public relations, communication, investigation, and processing and handling of distributor and end-customer reimbursements and $0.3 million in non-operating expenses. As of September 30, 2007, we did not expect any further significant impact from the recall announced in November 2006. As of September 30, 2007, we had approximately $2.1 million in accrued liabilities and there was no remaining balance in accrued sales returns associated with the 2006 recall.

The recall of eye care product lots announced in May 2007 resulted in a provision for sales returns of $37.7 million and charges totaling $51.8 million which comprised $34.9 million in costs of goods sold for impairment of inventory and distribution costs and $16.8 million in selling, general and administrative costs associated with public relations, communication, investigation, processing and handling of distributor and end-customer reimbursements in the first nine months of fiscal 2007. As of September 30, 2007, we had approximately $12.8 million in accrued liabilities and $7.4 million in accrued sales returns associated with the 2007 recall.

Management of the company continues to review its estimates of the overall recall costs which could result in additional charges in the future.

We will revise future filings to include the disclosure of accruals from the recall of eye care product lots announced in November 2006 and May 2007 and clarify our estimated exposure with these recalls.

Form 10-Q/A for the quarterly period ended September 28, 2007

Item 1. Financial Statements

Note 2. Acquisitions, page 7

Comment:

4.	In your response and in future filings, please disclose the nature of intangible asset, developed technology rights, recorded in the acquisition of IntraLase. Please also discuss how the rights meet the definition of an intangible asset, as proscribed by 39 of SFAS 141. Please also refer to paragraphs A14 and A25 of SFAS 141.

Management’s response:

Developed technology rights recorded in connection with the acquisition of IntraLase amounted to $208.6 million. These rights were established as intangible assets under paragraph 39 of SFAS 141 as the underlying technology

Mr. Brian Cascio

January 31, 2008

are legally protected by patents covering the femtosecond laser and approved applications of the laser received from regulatory authorities in the United States and international locations. The developed technology rights are both transferable and separable from the acquired entity. We will revise future filings to disclose the nature of the developed technology rights recorded in the acquisition of IntraLase.

Note 6. Debt, page 14

Guarantor Subsidiaries, page 15

Comment:

5.	Please tell us and disclose in future filings, in addition to your disclosure that the guarantees are joint and several, full and unconditional, whether each of the subsidiary guarantors is 100% owned by the parent company issuer. See Items 3-10(f) and (h) of Regulation S-X. You should provide a separate column for each subsidiary guarantor that is not 100% owned or whose guarantee is not wholly owned. And, in addition, provide the separate financial statements of that guarantor as required under paragraph (a) of Item 3-10. See Item 3-10(i) of Regulation S-X.

Management’s response:

Each of the subsidiary guarantors is 100% owned by the parent company issuer. We will revise future filings to add this disclosure.

Results of Operations, page 25

In-Process research and development, page 27

Comment:

6.	For the in-process research and development charge during 2007 for the acquisition of IntraLase, please disclose the following in future filings:

•	Nature of projects acquired;

•	Summary of values assigned to IPR&D by technology / product;

•	Status of the development of work at the acquisition date;

•	Nature and timing of remaining efforts for completion, including estimated completion date;

•	Value and risks of the purchased R&D;

•	How the periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

Mr. Brian Cascio

January 31, 2008

Management’s response:

We will disclose the above items with respect to IPR&D charges incurred in connection with the acquisition of IntraLase in future filings.

Comment:

7.	Additionally, in periods after a significant IPR&D charge, please discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Management’s response:

We will disclose the status of efforts to complete IPR&D projects, and the impact of any delays on our expected investment return, results of operations and financial condition in future filings.

Form 8-K dated October 25, 2007

Comment:

8.	We see that you present “pro forma” laser vision correction sales. In future filings, please describe the underlying nature of the pro forma amounts. Please clarify if the amounts give effect to the acquisition of IntraLase as if it had occurred in all periods. In addition, clarify how these amounts comply with Article 11 of Regulation S-X.

Management’s response:

The definition of “pro forma” gives effect to the comparison to the third quarter of 2006 as if the acquisition of IntraLase and WaveFront Sciences had occurred in all periods. Our use of the term “pro forma” was intended to give our investors a useful comparison of net sales from our laser vision correction business to the corresponding prior period in 2006 as if the acquisitions of IntraLase and WaveFront Sciences occurred in all periods presented which is consistent with Rule 11-02 of Regulation S-X, Article 11 and the basis of presentation for pro forma financial information in AMO’s Form 8-K/A dated April 23, 2007. The “pro forma” growth rates were provided immediately adjacent to the corresponding actual growth rates.

Mr. Brian Cascio

January 31, 2008

We will provide the following definition in future filings when a similar comparison is made:

“Pro forma growth rates reflect comparisons that include IntraLase and WaveFront Sciences performance as if the acquisitions had occurred in all periods presented.”

We complied with the requirements of Article 11 of Regulation S-X in Form 8-K/A dated April 23, 2007 which amended the Initial 8-K to include the Financial Statements of IntraLase and the Pro Forma Financial Information relating to AMO’s acquisition of IntraLase.

Supplemental Acknowledgement by Management

In addition to management’s response to the above comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone me at (714) 247-8512 with any questions regarding our responses to your comments.

Very truly yours,

/s/ Aimee S. Weisner
Aimee S. Weisner
Executive Vice President, Administration,
General Counsel and Secretary

cc:	James V. Mazzo
Richard A. Meier
Michael J. Lambert